UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

Commission file number: 001-34958

EASON TECHNOLOGY LIMITED

Room 612, 6/F, KaiYue Comm Building, No. 2C,

Argyle Street, Mongkok Kowloon, Hong Kong,

People’s Republic of China

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40- F.

Form 20-F ☒     Form 40-F ☐

Closing of a Private Placement

As previously disclosed, Eason Technology Limited, a Cayman Islands exempted company (the “Company”) entered into a certain securities purchase agreement (the “SPA”) with certain investors (the “Investors”) on May 26, 2026, pursuant to which the Company agreed to sell an aggregate of 2,000,000 units (the “Units”), each unit consisting of 60,000 Class A ordinary shares, par value $0.0000005 per share (the “Share”) and one warrant (the “Warrant”) to purchase 60,000 Shares to certain investors, for gross proceeds of $2,000,000 (the “Offering”).

On June 8, 2026, the Offering was consummated upon the satisfaction of all closing conditions set forth in the SPA, and the Company issued an aggregate of 120,000,000,000 Shares and Warrants to purchase 120,000,000,000 Shares to the investors.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Eason Technology Limited

Date: June 8, 2026	By:	/s/ Longwen (Stanley) He
	Name:	Longwen (Stanley) He
	Title:	Chief Executive Officer

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